EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The General Partner and Unitholders
AllianceBernstein Holding L.P.:

We consent to the incorporation by reference in the registration statement on Form S-8 of AllianceBernstein Holding L.P. (the “Registrant”) pertaining to the AllianceBernstein Commission Substitution Plan, the Amended and Restated AllianceBernstein Partners Compensation Plan, and the AllianceBernstein L.P. Financial Advisor Wealth Accumulation Plan of our report dated February 24, 2006, with respect to the statement of financial condition of the Registrant as of December 31, 2005, and the related statements of income, changes in partners’ capital and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005, which report appears in the December 31, 2006 annual report on Form 10-K of the Registrant.

/s/ KPMG LLP
New York, New York
April 18, 2007